Exhibit 99

ORAL AGREEMENT SUMMARY

The below is a summary of the oral agreements between Mr. BAOCHANG XIA and US-FEIWO Agricultural Industry International, Inc. regarding expenses of the offering and an acquisition.

Mr. BAOCHANG XIA has committed orally to fund the company at least through the S-1 filing process.